

UNITED STATES
**SECURITIES AND EXCHANGE
COMMISSION**
WASHINGTON, D.C. 20549

Mail Stop 3720

June 30, 2010

<u>Via U.S. Mail and Fax (914.421.6777)</u>

Mr. William LaPerch
Chief Finanical Officer
AboveNet, Inc.
360 Hamilton Avenue
White Plains, NY 10601

> **Re: AboveNet, Inc.
> Form 10-K for the fiscal year ended December 31, 2009
> Filed March 16, 2010
> File No. 000-23269**

Dear Mr. LaPerch:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K
Compensation Discussion and Analysis, page 109

1. We note that you have not included any disclosure in response to Item 402(s) of
    Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
    not necessary and describe the process you undertook to reach that conclusion.

Incentive Cash Bonus Program, page 111

2. We note that one of your target measurements is adjusted EBITDA, which you
    calculate by adding back to EBITDA "certain non-recurring, non-operational and
    non-cash items, including share-based compensation expenses." Because adjusted
    EBITDA is a non-GAAP measure, in future filings, please explain the specific
    adjustments taken to arrive at your calculation.

3. We note that the 2009 discretionary cash bonuses were tied to the achievement of
    specified pre-established adjusted U.S. EBITDA targets. Please disclose, in future
    filings, for each named executive officer, the target payouts, the performance targets
    and threshold levels for each performance goal. See Item 402(b)(2)(v), (vi) and (vii)
    of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and
its management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company
acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filing;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
  by the Commission or any person under the federal securities laws of the United
  States.

Please contact Paul Fischer, Staff Attorney, at (202) 551-3415 or me at (202) 551-3354 with any questions.

Sincerely,

Larry M. Spirgel
Assistant Director